NO ACT





DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

10010754

March 11, 2010

Ricks P. Frazier
General Counsel and Secretary (Interim)
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-11-10

Re: UAL Corporation
Incoming letter dated February 1, 2010

Dear Mr. Frazier:

This is in response to your letter dated February 1, 2010 concerning the shareholder proposal submitted to UAL by the Teamsters General Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

March 11, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated February 1, 2010

The proposal relates to a report.

There appears to be some basis for your view that UAL may exclude the proposal under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if UAL omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which UAL relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UAL CORPORATION

February 1, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by the Teamsters General Fund (International Brotherhood of Teamsters)

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of UAL Corporation ("UAL") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, UAL received a shareholder proposal and statement of support thereof (the "Proposal") from the Teamsters General Fund (the "Proponent") for inclusion in UAL's proxy statement for its 2010 annual meeting of stockholders (the "2010 Annual Meeting").

UAL hereby requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if UAL excludes the Proposal from its proxy materials for the 2010 Annual Meeting for the reasons discussed below.

Pursuant to Rule 14a-8(j) of the Exchange Act, we have:

1. filed this letter with the SEC no later than 80 calendar days prior to UAL's intended filing of its definitive proxy statement with respect to the 2010 Annual Meeting; and
2. enclosed a copy of the Proposal as *Exhibit A*.

As this letter is being submitted electronically pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are not enclosing six additional copies of the letter ordinarily required by Rule 14a-8(j). A copy of this letter is also being sent to the Proponent as notice of UAL's intent to exclude the Proposal from its proxy materials for the 2010 Annual Meeting.

In addition, Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned at UAL pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal for inclusion in UAL's proxy materials for the 2010 Annual Meeting requests that the following resolution be presented to UAL's shareholders: "RESOLVED: Shareholders of UAL Corporation (or the "Company") request that the Board of Directors make available to shareholders, omitting proprietary information and at a reasonable cost, by the 2011 annual shareholders' meeting, a report disclosing (i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for UAL; and (ii) UAL's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors. The report should identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities."

REASONS FOR EXCLUSION OF PROPOSAL

UAL respectfully requests that the Staff concur that the Proposal may properly be excluded from its proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(b)(1) and 14a-8(f) because the Proponent did not own at least $2,000 in market value, or 1%, of UAL's securities entitled to vote on the 2010 Annual Meeting. UAL also believes that in the absence of the Proponent's failure to satisfy the eligibility criteria of Rule 14a-8(b), the Proposal would otherwise be properly excluded pursuant to Rules 14a-8(i)(7) and (i)(3) for the reasons discussed below.

1. UAL May Omit the Proposal Pursuant to Rules 14a-8(b)(1) and 14a-8(f) As the Proponent Has Not Met the Requisite Ownership Requirements.

Rule 14a-8(b)(1) provides that in order for a proponent to be eligible to submit a shareholder proposal at a company's annual shareholders meeting, the proponent must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the annual shareholders meeting, for at least one year by the date that such proponent submits the shareholder proposal. According to Staff Legal Bulletin No. 14 "Shareholder Proposals," dated July 13, 2001 ("SLB 14"), in order to determine whether a proponent satisfies the $2,000 threshold and is eligible to submit a proposal to a company, the market value of the proponent's securities is determined by multiplying the number of securities owned by the proponent for the one-year period by the company's highest selling share price during the 60 calendar days preceding the submission of the proposal.

In the cover letter to the Proposal, dated December 15, 2009 and received by UAL on December 18, 2009 (the latter date which is the date of submission), the Proponent stated that it "owned 70 shares of UAL Corporation, continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting." The Proponent also provided proof of beneficial ownership of the 70 shares of UAL common stock through a letter provided by the record owner of these shares, Amalgamated Bank. The cover letter and the letter from Amalgamated Bank are included as part of *Exhibit A* hereto. During the 60 calendar days preceding December 18, 2009, the highest selling price of UAL common stock was $11.59, which occurred on December 14, 2009.[1] Therefore, the maximum market value of the Proponent's 70 shares of UAL common stock was $811.30, less than the $2,000 threshold required by Rule 14a-8(b)(1). In addition, there were in excess of 100 million shares of UAL common stock outstanding at all times during the one-year period preceding the submission of the Proposal. Thus, the Proponent's 70 shares of UAL common stock represent significantly less than 1% of UAL's outstanding shares of common stock.

The Staff has consistently concluded that shareholder proposals may be properly excluded from a company's proxy materials pursuant to Rule 14a-8(b)(1) if the proponent fails to meet the minimum $2,000 in market value, or 1%, of the company's securities eligibility requirements. *See, e.g., SeagateTechnology* (August 11, 2003) (permitting exclusion of a shareholder proposal because at the time of submission, the proponent did not own 1% or $2,000 in market value of securities entitled to be voted at the meeting for one year, as required by Rule 14a-8(b)). *See also, e.g., Sabre Holdings Corporation* (January 28, 2004), *SCO Group, Inc.* (March 1, 2004) and *KeySpan Corporation* (March 2, 2006). In addition, Rule 14a-8(f)(1) provides that a company need not provide a proponent with notice of a deficiency in the proponent's proposal if such deficiency cannot be remedied. Section C.6.c of SLB 14 further provides that failure on the part of a proponent to own less than $2,000 in market value, or 1%, of a company's securities is a defect that cannot be remedied. As indicated in the previous paragraph, the Proponent did not meet the ownership threshold for submitting a shareholder proposal and as the defect cannot be remedied, UAL did not provide a notice of a deficiency in the Proposal to the Proponent.

As such, the Proposal may be excluded from UAL's proxy statement for the 2010 Annual Meeting pursuant to Rule 14a-8(b)(1) as the Proponent did not continuously hold at least $2,000 in market value, or 1%, of UAL's outstanding securities entitled to be voted on the Proposal at the 2010 Annual Meeting for at least one year by the date the Proponent submitted the Proposal.

---

[1] Note that at no time during the one year period preceding the date of the Proposal did the market value of the Proponent's 70 shares of UAL common stock equal or exceed $2,000 in market value.

2. Even in the Absence of the Procedural Deficiency Described Above, UAL Could Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Relates to UAL's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the SEC's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the SEC described "two central considerations" for the ordinary business exclusion. The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they could not, as a practical matter, be subject to direct shareholder oversight. Examples of such tasks cited by the SEC were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," including a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

A. The Proposal Involves Ordinary Business Matters As It Attempts to Micromanage UAL Management's Decisions Relating to UAL's Vendors and Suppliers of Products and Services.

As of December 31, 2009, UAL operated approximately 3,300 flights a day to more than 200 domestic and international destinations, including destinations in the Asia-Pacific, Europe and Latin America. In connection with its worldwide service, UAL expends considerable effort and resources to achieve high operational and oversight standards with respect to aircraft maintenance. The oversight of vendors and suppliers necessary to achieve such high operational and oversight standards is fundamental to UAL's operations on a day-to-day basis.

UAL has entered into general maintenance service agreements with third-party maintenance providers in locations where UAL does not operate its own maintenance facilities both domestically and overseas. Both UAL's own maintenance facilities and its domestic and foreign third-party maintenance providers are subject to U.S. Federal Aviation Administration ("FAA") regulations with respect to aircraft maintenance and operations, including equipment, ground facilities, dispatch, communications, maintenance training personnel, and other matters affecting air safety. Under FAA regulations, UAL has also established, and the FAA has approved, operations specifications and a maintenance program for its aircraft, ranging from routine inspections to major overhauls. *See* Fact Sheet -FAA Oversight of Repair Stations, http://www.faa.gov/news/fact_sheets/news_story.cfm?newsId=6252 (attached hereto as *Exhibit B)* (the "FAA Fact Sheet"). Under UAL's FAA-approved maintenance program, UAL's domestic and foreign contract repair stations must provide services in compliance with the program requirements in order to maintain UAL certification to perform aircraft maintenance work, including compliance for all maintenance performed by third-party providers to the same extent as maintenance performed by UAL's own repair stations. UAL ensures compliance of the maintenance program by third-party providers via an internal quality assurance audit system, and UAL personnel supervise aircraft maintenance and operations on a daily basis. In addition, United's quality department and the FAA conduct audits of the third-party maintenance providers, both domestic and foreign.

The Proposal requests the preparation of a report by UAL disclosing information on the maintenance and security standards used by UAL's vendors and suppliers (referred to as "contract repair stations" in the Proposal) that provide maintenance services to UAL's fleet of airplanes in the ordinary course of business, as well as UAL's procedures for overseeing the maintenance performed by the contract repair stations. As a commercial airline, UAL's maintenance and security standards and its procedures for overseeing those matters are "core matters involving the company's business and operations." *See* the 1998 Release. UAL devotes considerable effort and resources to maintaining the highest operational and oversight standards in the maintenance of its aircraft and the security of its operations. As such, the retention and oversight of vendors and suppliers necessary to maintain UAL's aircraft and operations are central to UAL's day-to-day operations. Moreover, decisions regarding the retention and oversight of vendors and suppliers are "of a complex nature" and "fundamental to management's ability to run [UAL] on a day-to-day basis," such that they constitute ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) as relating to ordinary business matters when the proposal related to decisions regarding vendor and supplier relationships. *See, e.g., Continental Airlines, Inc.* (March 25, 2009) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) that requested the company adopt a policy requiring all contract repair stations used for aircraft maintenance to meet the same operational and oversight standards as company owned repair stations), *Southwest Airlines Co.* (March 19, 2009, reconsideration denied June 16, 2009) (same), *Dean Foods Co.* (March 9, 2007, reconsideration denied March 22, 2007) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) that requested the company report its policies to address consumer and media criticism of the company's customer relations and decisions relating to supplier relationships); *International Business Machines Corp.* (December 29, 2006) (permitting exclusion of a proposal regarding procedures by which the company would accept supplier quotes submitted to the company after the applicable deadline for such quotes as relating to ordinary business matters of "decisions relating to supplier relationships"); *PepsiCo, Inc.* (February 11, 2004) (permitting exclusion of a proposal relating to the company's relationships with different bottlers because it involved "decisions relating to vendor relationships"); and *Seaboard Corp.* (March 3, 2002) (permitting exclusion of a proposal regarding the company's policies relating to the use of certain antibiotics at its facilities and those of its suppliers).

In the *Continental Airlines, Inc.* and *Southwest Airlines Co.* letters referenced above, the Proponent submitted two shareholder proposals seeking the same resolution as follows:

> "RESOLVED: That the shareholders of [] (the "Company") hereby request that the Company adopt a policy requiring all domestic and foreign contract repair facilities that perform aircraft maintenance for the Company to meet the same operational and oversight standards as Company-owned repair facilities. The policy shall be disclosed to investors prior to the 2010 annual meeting."

The supporting statements to those proposals included, in some cases verbatim, four of the seven paragraphs in the Proposal's supporting statement (the "Supporting Statement"). In *Continental Airlines, Inc.* and *Southwest Airlines Co.*, the companies took the view that the proposals could be excluded under Rule 14a-8(i)(7) as they related to vendor relationships, management of the workforce, and location of the companies maintenance facilities. In both instances, the Staff agreed and permitted the exclusion of the proposals as relating to ordinary business matters under Rule 14a-8(i)(7).

Similarly, in *Dean Foods Co.*, the Staff permitted the exclusion of a proposal requesting a report on the company's policies and procedures for its organic dairy products under Rule 14a-8(i)(7) as it related to customer relations and decisions on supplier relationships. The proposal purported to focus on the significant policy issue of the company's "current organic milk procurement policy." *See* cover letter dated December 11, 2006 from proponent to the company. The company argued, however, that the proposal actually focused on the practices relating to the production of organic milk and the company's choice of suppliers, both ordinary business matters. The Staff concurred with the company's view that the proposal related to ordinary business matters.

As in *Continental Airlines, Inc.*, *Southwest Airlines Co.* and *Dean Foods Co.*, the Proposal focuses on ordinary course business operations. The Supporting Statement references the "safety and security of the flying public" in an attempt to cast this Proposal as one relating to a significant policy issue. However, the true focus of the Proposal and the Supporting Statement is on UAL's choice of vendors that perform aircraft maintenance for UAL and on the maintenance standards and oversight procedures relating to the performance of such aircraft maintenance – issues that the Staff determined in 2009 to be ordinary business matters and not significant policy issues. The proposals in *Continental*, *Southwest* and *Dean Foods* were each excluded under Rule 14a-8(i)(7) as a result of their similar focus on decisions relating to vendor and supplier relations, and UAL believes that the Proposal is eligible for exclusion on the same basis.

Based on the above Staff precedent and the Proposal's emphasis on ordinary business matters relating to UAL's decision-making process and utilization of vendors with respect to the maintenance and operations, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to UAL's ordinary business operations.

B. The Proposal Involves Ordinary Business Matters As It Relates to UAL's Management of the Workforce.

The Proposal's request that UAL compile a report on "the maintenance and security standards used by contract repair stations" and "the procedures for overseeing maintenance performance by contract repair stations" addresses precisely the type of "management of the workforce" that the SEC identified in the 1998 Release as relating to ordinary business operations. At each of UAL's contract repair stations, UAL personnel supervise aircraft maintenance and safety tasks performed by vendor employees on a day-to-day basis. Decisions regarding sourcing and oversight of services, including the roles of employees and sourcing of services, are the type of complex matters that are not proper for shareholder proposals, as they involve tasks that are fundamental to management's ability to run UAL on a day-to-day basis and probe too deeply into UAL's complex operations.

The Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) as relating to ordinary business matters when the proposal relates to a company's management of its workforce, including the outsourcing of business operations. In 2005, the Staff addressed seven identical proposals relating to outsourcing/offshoring and concluded that they could be excluded on Rule 14a-8(i)(7) grounds. *See, e.g., Boeing Co.* (February 25, 2005); *Citigroup Inc.* (February 4, 2005); *Mattel, Inc.* (February 4, 2005); *SBC Communications Inc.* (February 4, 2005); *Capital One Financial Corp.* (February 3, 2005); *Fluor Corp.* (February 3, 2005); and *General Electric Co.* (February 3, 2005). These proposals, all of which were permitted to be excluded under Rule 14a-8(i)(7), requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries. *See also, e.g. International Business Machines Corp.* (February 3, 2004, reconsideration denied March 8, 2004) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) that requested the company's board of directors "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries"). The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) on the grounds that it related to "employment decisions and employee relations."

Based on the above Staff precedent and the Proposal's emphasis on workforce management issues as it relates to UAL's vendor relationships and the vendors' own employment policies and practices, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to UAL's ordinary business operations.

C. The Proposal Involves Ordinary Business Matters As It Relates to the Location of UAL's Maintenance Facilities.

The Proposal focuses on UAL's ordinary business operations as they relate to the locations of its contract repair stations, specifically the maintenance and safety standards at such locations. The Proposal's supporting statement expressly focuses on UAL's foreign contract repair stations, specifically those in Korea and China, implying that such stations have lower maintenance and safety standards. As UAL is not able to operate its own maintenance facilities in every location that it provides service due to its extensive worldwide presence and due to varying levels service to particular destinations, including seasonal and less-than-daily schedules, it utilizes third-party maintenance providers in various locations, including foreign countries. The determination of where to service and maintain its aircraft is an integral part of UAL's ongoing operations and, as such, is a highly complicated and technical matter that UAL's management is much better suited to address than shareholders. The determination of where to operate its business and service its aircraft is an integral part of the running of UAL's ordinary business operations.

The Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) as relating to ordinary business matters when the proposal relates to a company's decisions about the location and relocation of its manufacturing and other facilities. *See, e.g., Minnesota Corn Processors, LLC* (April 3, 2002) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) that requested the company build a new corn processing plant subject to certain conditions because it dealt with "decisions relating to the location of [the company's] corn processing plants"); *The Allstate Corp.* (February 19, 2002) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) that requested the company cease its operations in Mississippi); *MCI Worldcom, Inc.* (April 20, 2000) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(7) that requested that an economic analysis accompany future plans to relocate offices and facilities as it related to the "determination of the location of office or operating facilities"); and *McDonald's Corp.* (March 3, 1997) (permitting exclusion of a shareholder proposal under 14a-8(i)(7) that requested the company take steps to prevent the loss of public park lands when determining the location of new facilities). These Staff positions demonstrate that UAL's decisions with respect to the location of its facilities are an ordinary business matter.

Based on the above Staff precedent and the Proposal's emphasis on ordinary business matters relating to UAL's location of its contract repair stations, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to UAL's ordinary business operations.

D. The Rule 14a-8(i)(7) Analysis Applies Although the Proposal Requests A Report Rather Than Direct Action.

Although the Proposal requests a report on the maintenance standards and oversight procedures at UAL's contract repair stations rather than a policy requiring contract repair facilities to meet the same operational and oversight standards as company-owned facilities (as it sought in the *Continental Airlines, Inc.* and *Southwest Airlines Co.* proposals), the same analysis that applied in *Continental Airlines, Inc.* and *Southwest Airlines Co.* regarding the exclusion of the proposal under Rule 14a-8(i)(7) also applies to the Proposal. The SEC has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983)("[T]he staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule [14a-8(i)(7)]"). *See also, The Walt Disney Co.* (November 30, 2007) (permitting the exclusion of a proposal where the company argued that "[t]he limitation of a proposal to a request for a report does not render more acceptable a proposal that deals with matters within the ordinary business judgment of the company"); and *Johnson Controls Inc.* (October 26, 1999) (noting "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under Rule 14a-8(i)(7)"). The 1998 Release further clarifies that a proposal requesting a report on an ordinary business matter should be considered in the same manner as a proposal asking a company to take action on an ordinary business matter – to consider it otherwise "raises form over substance and renders the provisions of paragraph [(i)(7)] largely a nullity." *See* Exchange Act Release No. 20091.

3. UAL Could Also Omit the Proposal Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains Materially False and Misleading Statements.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (Sept. 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement if, among other things, the company demonstrates objectively that the proposal is materially false or misleading. *See, e.g., Sara Lee Corporation* (July 31, 2007) (permitting the company to exclude materially false or misleading portions of supporting statement from proxy materials). We believe that the Proponent's supporting statement contains factual statements that are materially false and misleading. Each of these statements is set forth and discussed below.

A. "There is currently *no regulatory standard* for foreign repair stations governing personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results." [emphasis added]

The Proposal's statement is materially false and misleading as every contract repair station utilized by UAL, whether located in the U.S. or in a foreign country, must comply with FAA imposed standards and requirements in order to maintain its FAA certification to perform aircraft maintenance work. If applicable, a foreign contract repair station may also be subject to additional standards and requirements of such station's national aviation authority in order to maintain its FAA certification. A foreign repair station that fails to comply with these standards and requirements may lose its FAA certification as well as its UAL certification to perform aircraft maintenance work. *See* FAA Fact Sheet. Each contract repair station's FAA certification is also subject to continuing fitness requirements. FAA-certified contract repair stations are subject to the applicable requirements of FAA regulations under Title 14, Code of Federal Regulations and must conform their activities to the standards and requirements under that title.

In addition, UAL, like other air carriers, must ensure that the maintenance and safety work performed on its aircraft, whether by domestic or foreign contract repair stations or its own maintenance facilities, complies with its FAA-approved maintenance program. As a result, there is no difference between the maintenance and safety standards of UAL-owned repair facilities and third-party maintenance providers. Both UAL and the FAA conduct scheduled, comprehensive inspections for both domestic and foreign contract repair stations' certificates to ensure their ability to provide maintenance to the same standards and requirements as UAL-owned and operated maintenance facilities, consistent with UAL's FAA-approved maintenance program. During the inspection, UAL and the FAA verify that the facility and personnel are qualified to perform the maintenance functions requested by the air carrier or listed in their operations specifications.

B. "The FAA does not regulate or inspect non-certificated repair stations. In December 2005, the DOTIG (Department of Transportation Inspector General) identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of those facilities were performing maintenance 'critical to the airworthiness of the aircraft,' and that neither the FAA nor the carriers using these facilities provided adequate oversight of the work." [parentheses added]

The Proposal's statement is materially false and misleading because UAL's FAA-approved maintenance program requires all of its contract repair stations to possess FAA certification and to comply with FAA standards and inspections for performing any maintenance on UAL's aircraft. The maintenance work by contract repair stations is also subject to on-site supervision by UAL's quality control personnel to ensure that the FAA regulatory standards are fully met. In addition, under certain circumstances, UAL may contract with individually FAA-certified and licensed Airframe and Powerplant technicians that are supervised directly by UAL under the company's FAA-approved maintenance program, and these FAA-certified personnel are regulated by the FAA and UAL as well. Thus, all maintenance activities are extensively regulated through FAA requirements.

Accordingly, the Proposal may be excluded from the Company's proxy materials for the 2010 Annual Meeting under Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9.

4. CONCLUSION

On the basis of the foregoing, UAL respectfully requests the concurrence of the Staff that the Proposal may be excluded from UAL's proxy materials for the 2010 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 312-997-8074.

Very truly yours,

Ricks P. Frazier

General Counsel and Secretary (Interim)

Enclosures

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

Rcvd HDQLD 12/18/09

Ricks P. Frazier
DEC 18 2009
HDQLD

December 15, 2009

BY FACSIMILE: 847.700.9354
BY UPS GROUND

Ricks Frazier

Mr. Paul R. Lovejoy, Senior Vice President
General Counsel & Secretary
UAL Corporation
77 W. Wacker Drive
Chicago, IL 60601

Dear Mr. Lovejoy:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2010 Annual Meeting.

The General Fund has owned 70 shares of UAL Corporation, continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

RESOLVED: Shareholders of UAL Corporation (or the "Company") request that the Board of Directors make available to shareholders, omitting proprietary information and at reasonable cost, by the 2011 annual shareholders' meeting, a report disclosing (i) the maintenance and security standards used by contract repair stations that perform aircraft maintenance for UAL; and (ii) UAL's procedures for overseeing maintenance performed by contract repair stations, including maintenance that the repair stations outsource to additional subcontractors. The report should identify any substantive differences between the contract repair stations' operational and oversight standards and those that apply at Company-owned repair facilities.

SUPPORTING STATEMENT: We are concerned that contract repair stations performing aircraft maintenance for UAL may not meet the same high operational and oversight standards as Company-owned repair facilities, potentially compromising the safety and security of the flying public and the long-term sustainability of UAL.

Federal Aviation Administration (FAA)-certificated contract repair stations—particularly those outside the U.S.—are subject to less stringent regulatory maintenance standards than airline-owned stations. Personnel who approve maintenance work at foreign repair stations need not hold FAA repairman certificates or Airframe and Powerplant licenses, nor must the mechanics working at these facilities.

There is currently no regulatory standard for foreign repair stations governing personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results.

Recent Congressional hearings and DOT investigations reveal alarming failures in the oversight of outsourced aircraft maintenance. In September 2008, the DOT Inspector General ("DOTIG") reported that the FAA "relies too heavily on air carriers' oversight procedures, which are not always sufficient." "[U]ntrained mechanics, lack of required tools, and unsafe storage of aircraft parts" were among the problems found at repair stations—problems that "could affect aircraft safety over time if left uncorrected." (http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/WEB_FILE_Review_of_Air_Carriers_Outsourced_Maintenance_AV2008090.pdf)

The FAA does not regulate or inspect non-certificated repair stations. In December 2005, the DOTIG identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of those facilities were performing maintenance "critical to the airworthiness of the aircraft," and that neither the FAA nor the carriers using these facilities provided adequate oversight of the work. (http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/av2006031.pdf)

UAL grounded seven Boeing 747s in March 2008 because of errors by a foreign repair station. "[T]he Korean firm that handles heavy maintenance on United's jumbo jets had used improperly inspected equipment to test the systems that help the jets avoid midair collisions," reported the *Chicago Tribune* ("United grounds some 747s with uncertain maintenance," March 21, 2008).

UAL also outsources heavy maintenance to China under a long-term contract with Ameco Beijing, according to that firm's website. (http://www.ameco.com.cn/index-e.htm). Only five of Ameco Beijing's 2,679 mechanics are certificated by the FAA. (FAA: http://av-info.faa.gov/repairstation.asp?certno=XYJY995L).

We believe adoption of this proposal will bring transparency and accountability to an issue of deep public concern and will encourage UAL to prioritize the safety of the flying public.

We urge you to vote **FOR** this proposal.



December 15th, 2009

Mr. Paul R. Lovejoy, Senior Vice President,
General Counsel and Secretary
UAL Corporation
77 West Wacker Drive
Chicago, IL 60601.

Re: UAL Corporation., – Cusip # 902549807

Dear: Mr. Lovejoy:

Amalgamated Bank is the record owner of 70 shares of common stock (the "Share") of UAL Corporation., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account #***FISMA & OMB Memorandum M-07-16*** The International Brotherhood of Teamsters General Fund has held the Shares continuously since 11/15/08 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

H A Scott

Hugh A. Scott
First Vice President
Amalgamated Bank

CC: Jamie Carroll



EXHIBIT B


Federal Aviation
Administration

Fact Sheet

For Immediate Release
February 6, 2008
Contact: Les Dorr or Alison Duquette
Phone: (202) 267-3462

FAA Oversight of Repair Stations

Repair stations are closely regulated and monitored by the FAA. The agency requires air carriers to ensure that their contract maintenance and training programs, and the contractors themselves, fully comply with federal regulations. There are approximately 4,187 domestic and 709 foreign FAA-certified repair stations.

Tough FAA Standards for "Outsourced" Maintenance

Some air carriers contract out ("outsource") aircraft maintenance. For example, it may be more efficient to have an original manufacturer perform engine overhauls, repair of components or warranty work. Airlines must meet stringent FAA requirements if they rely on contract maintenance.

- Air carriers have to ensure that all contractors follow the procedures specified in the air carrier's maintenance program.
- Air carriers must list all contractors on a vendor list; only substantial maintenance providers have to be approved in the air carrier's operation specifications.
- The airline must show that the provider has the capability, organization, facilities and equipment to perform the work.

Eyes on Repair Stations

Both the air carrier and the FAA inspect work done at repair stations. The air carrier conducts oversight through its Continuing Analysis and Surveillance System, which requires audits of the facilities working on the carrier's aircraft.

Inspection requirements come from the National Work Program Guidelines (NPG) order issued annually, and is based on risk analysis of results from the previous year's surveillance. The NPG establishes a base level of surveillance data that should be evaluated, including areas such as facilities, maintenance processes, technical data and training programs. The FAA uses risk assessments tools to retarget resources and develop the following year's inspection program.

FAA inspectors perform on-site visits and review air carrier audits. An FAA inspector is not *required* to give notice prior to an inspection. The inspector presents any issues found to the repair station informally during a briefing prior to leaving the facility. A formal letter of findings follows, and the FAA may start enforcement actions for violations of regulations.

Oversight of Foreign Repair Stations

Many U.S. air carriers rely on foreign repair stations outside the United States for at least some of their maintenance. These facilities are certified annually by the FAA, and a repair station may lose its certificate if it does not comply with FAA requirements.

The agency only certifies the number of foreign repair stations it can effectively monitor. Oversight is conducted by FAA inspectors assigned to International Field Offices in London, Frankfurt, Singapore, New York, Miami, Dallas and San Francisco.

FAA standards for foreign and domestic repair stations are the same. Just as for domestic repair stations, the FAA conducts at least one comprehensive, in-depth inspection annually for renewal of the repair station's certificate. The FAA notifies a repair station prior to an inspection to meet the repair station's security requirements, make sure the appropriate personnel are available, and allow the facility to do any needed coordination with remote work sites or contractors. The agency also notifies the appropriate U.S. embassy and the country's national aviation authority.

Using risk analysis tools, FAA inspectors identify potential safety hazards and target inspection efforts on areas of greatest risk. During the inspection, the FAA verifies that the facility and personnel are qualified to perform the maintenance functions requested by the air carrier or listed in their operations specifications. The entire inspection is done during a single visit; the size and complexity of the repair station may require several days and several inspectors to complete the work.

The United States has country-to-country Bilateral Aviation Safety Agreements with France, Germany and Ireland. These agreements eliminate duplicate efforts by the FAA and the national aviation authorities, and specify that each authority perform certification and surveillance activities on behalf of the other. The FAA audits these national aviation authorities, reviews their inspector guidance materials, inspector staffing levels and training programs, and performs joint repair station audits with the authorities' inspectors. Under these agreements, the FAA conducts sample inspections of repair stations located in these countries.

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